1934 Act Registration No. 1-14396


                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of August 2002


               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                 (Translation of registrant's name into English)


        23-24/Floor, East Exchange Tower, 38-40 Leighton Road, Hong Kong
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X]  Form 40-F [_]


  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [_]  No [X]


 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - __________.

Information furnished on this form:


         Announcement, dated August 22, 2002, by the Registrant disclosing the Paid Announcement of the Unaudited Results for the six months ended June 30, 2002.



                                     EXHIBIT


EXHIBIT NUMBER
--------------

1.1 Announcement, dated August 22, 2002, by the Registrant disclosing the Paid Announcement of the Unaudited Results for the six months ended June 30, 2002.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                             --------------------------------------------------
                                             (Registrant)


Date: August 23, 2002                     By: /s/ Peter Jackson
                                              ---------------------------
                                              Peter Jackson
                                              Chief Executive Officer